byNordic Acquisition Corporation

c/o Pir 29
Einar Hansens Esplanad 29
211 13 Malmö

Sweden

May 9, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Steve Lo and Raj Rajan

Re: byNordic Acquisition Corporation

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed April 17, 2023

File No. 001-41273

Gentlemen:

This letter sets forth responses of byNordic Acquisition Corporation (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 4, 2023, with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2022 (the “Annual Report”).

The text of the Staff’s comment has been included in this letter for your convenience. For your convenience, we have also set forth the Company’s response to your comment immediately below your comment.

Form 10-K for the Fiscal Year Ended December 31, 2022 filed April 17, 2023

General

1.	Staff’s comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company acknowledges the Staff’s comment and will revise our disclosure in future filings. Our intended disclosure with respect to our sponsor is below.

“Our sponsor would likely be considered by Committee on Foreign Investment in the United States (“CFIUS”) to be “controlled” (as defined in 31 CFR 800.208) by a foreign person, such that our sponsor’s involvement in our initial business combination would likely be a “covered transaction” (as defined in 31 CFR800.213). In addition, it is possible that non-U.S. persons could be involved in our initial business combination, which may increase the risk that our initial business combination becomes subject to regulatory review, including review by the CFIUS, and that restrictions, limitations or conditions will be imposed by CFIUS. If our initial business combination with a U.S. business is subject to CFIUS review, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings. If our initial business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit a voluntary notice to CFIUS, or to proceed with an initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing an initial business combination. CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company without first obtaining CFIUS clearance, which may limit the attractiveness of or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our stockholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues. A failure to notify CFIUS of a transaction where such notification was required or otherwise warranted based on the national security considerations presented by an investment target may expose our sponsor and/or the combined company to legal penalties, costs, and/or other adverse reputational and financial effects, thus potentially diminishing the value of the combined company. In addition, CFIUS is actively pursuing transactions that were not notified to it and may ask questions regarding, or impose restrictions or mitigation on, an initial business combination post-closing.

Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and we have limited time to complete our initial business combination. If we cannot complete an initial business combination because the transaction is still under review or because our initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate. If we liquidate, our public stockholders may only receive their pro rate portion of the funds in the Trust Account that are available for distribution to public stockholders. This would cause public stockholders to lose the investment opportunity in a target company and the chance of realizing future gains on their investment through any price appreciation in the combined company.”

If you have any questions related to this letter, please contact Tamar Donikyan at (212) 909-3421 of Kirkland & Ellis LLP.

Sincerely,

/s/ Thomas Fairfield
Thomas Fairfield
Chief Financial Officer and Chief Operating Officer

Via E-mail:

cc:	Tamar Donikyan Kirkland & Ellis LLP